Form U-7D
                                                                          Page 1


                                    FORM U-7D

                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Initial Filing

     The lease financing transaction reported on this form involves three investors and four trusts. This report reflects the activities only of two of the investors (PCI Netherlands Corporation ("PCIN") and Potomac Nevada Investment, Inc. ("PNI")) and two of the trusts (PCIN Hydro Trust and PNI Hydro Trust (collectively, the "PCI Trusts")). The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof, with respect to the identified investors and trusts.

1.   Lessee public-utility company:

     Tiroler Wasserkkraftweerke Aktiengesellschaft
     Eduard-Wallnofer-Pltaz 2
     A-6020 Innsbruck, Austria

2.   Date:

     The lease was entered into on December 21, 2001.

2a.  Expected date facility will be placed in service:

     The facility was in service on December 21, 2001.

3.   Regulatory authority which has acted on transactions:

     The leased facility is located in Austria. Austrian regulatory authorities have not acted on the transaction. See System Energy Resources, Inc., SEC No-Action Letter (Jan. 30, 1987); Alamito Company, SEC No Action Letter (Jan. 30, 1987); General Electric Capital Corp., SEC No-Action Letter (Jan. 11, 1996); General Electric Capital Corp., SEC No-Action Letter (June 21,
     1996); Energy Services Credit Corporation, SEC No-Action Letter (July 11,
     2000).

4.   Initial term of lease:

     The lease has a term of 35 years.

4a.  Renewal options:

     There is no renewal option for the lease of the Facility (defined below).


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                                                                       Form U-7D
                                                                          Page 2


5.   Brief description of facility:

     The Facility is a pump storage hydro-electric generating facility comprised of two power stations (and all equipment contained therein), the tailwater, Fenster, the surge tank, two dams and reservoirs, mountain catchments and pumping facilities, one pressure shaft, and two diversion tunnels.

     Maximum Generating Capacity        781 MW
     Maximum Pumping Capacity           250 MW

6.   Manufacturer or supplier:

     Not applicable.

7.   Cost of facility: (U.S. $ 1.496 billion)

8a.  Basic Rent Payments

     The lease basic rent payments to the PCI Trusts are $720,127,493.39 to each trust, for a total of $1,440,244,986.78. The lease payments are made according to the schedule provided in Item 8B, below.



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                                                                       Form U-7D
                                                                          Page 3


8b.  Periodic Installment: (U.S. $, paid annually)

     Lease Payment Due Date        Lease Payment Amount     Lease Payment Amount
                                    To PCIN Hydro Trust      To PNI Hydro Trust
     December 31, 2002                    15,496,324.24            15,496,324.24
     December 31, 2003                             0.00                     0.00
     December 31, 2004                             0.00                     0.00
     December 31, 2005                    19,771,756.03            19,771,756.03
     December 31, 2006                    19,771,756.02            19,771,756.02
     December 31, 2007                    19,771,756.02            19,771,756.02
     December 31, 2008                    21,048,633.20            21,048,633.20
     January 2, 2009                      23,503,055.03            23,503,055.03
     January 2, 2010                      14,763,579.85            14,763,579.85
     January 2, 2011                      19,771,756.02            19,771,756.02
     January 2, 2012                      19,771,756.03            19,771,756.03
     January 2, 2013                      39,543,512.06            39,543,512.06
     January 2, 2014                     248,390,576.10           248,390,576.10
     January 2, 2015                      19,771,756.03            19,771,756.03
     January 2, 2016                      19,771,756.02            19,771,756.02
     January 2, 2017                      19,771,756.02            19,771,756.02
     January 2, 2018                      19,771,756.03            19,771,756.03
     January 2, 2019                      21,360,489.41            21,360,489.41
     January 2, 2020                      24,164,503.23            24,164,503.23
     January 2, 2021                      24,164,503.22            24,164,503.22
     January 2, 2022                      24,164,503.22            24,164,503.22
     January 2, 2023                      24,164,503.23            24,164,503.23
     January 2, 2024                      24,164,503.22            24,164,503.22
     January 2, 2025                      24,164,503.23            24,164,503.23
     January 2, 2026                      13,026,212.19            13,026,212.19
     January 2, 2027                               0.00                     0.00
     January 2, 2028                               0.00                     0.00
     January 2, 2029                               0.00                     0.00
     January 2, 2030                               0.00                     0.00
     January 2, 2031                               0.00                     0.00
     January 2, 2032                               0.00                     0.00
     January 2, 2032                               0.00                     0.00
     January 2, 2033                               0.00                     0.00
     January 2, 2034                               0.00                     0.00
     January 2, 2035                          62,287.74                62,287.74
     TOTAL                               720,127,493.39           720,127,493.39



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                                                                       Form U-7D
                                                                          Page 4


9.   Holder of legal title to facility:

     PCIN Hydro Trust
     PNI Hydro Trust
     c/o Wilmington Trust Company
     Rodney Square North
     1100 North Market Street
     Wilmington, DE 19890-0001

10.  Holder of beneficial interest:

     Potomac Capital Investment Corporation
     (through its subsidiaries
     PCI Netherlands Corporation and
     Potomac Nevada Investment, Inc.)
     1801 K Street, N.W.
     Suite 900 Washington, D.C. 20006-1301

     --------------------- ------------------------ ------------------------- -------------------------
                               PNI Hydro Trust          PCIN Hydro Trust             Total PCI
     --------------------- ------------------------ ------------------------- -------------------------
           Investment            78,861,667.50             78,861,667.50           157,723,335.00
     --------------------- ------------------------ ------------------------- -------------------------
           % Equity                 28.41%                    28.41%                      56.82%
     --------------------- ------------------------ ------------------------- -------------------------


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                                                                       Form U-7D
                                                                          Page 5


11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

     Amount borrowed: Each of the two trusts has borrowed $424,864,000, for a total of $848,728,000.

     Interest rate: 7.381% annually


                                   PCIN Hydro Trust                                           PCI Hydro Trust
Payment Date       Principal Due   Interest Payable  Net Amount Payable      Principal Due    Interest Payable    Net Amount Payable
Dec. 30, 2001      13,371,851.23         574,840.58       13,946,691.81      13,371,851.23          574,840.58         13,946,691.81
Dec. 30, 2002               0.00               0.00                0.00               0.00                0.00                  0.00
Dec. 30, 2003               0.00               0.00                0.00               0.00                0.00                  0.00
Dec. 30, 2004               0.00      17,794,580.43       17,794,580.43               0.00       17,794,580.43         17,794,580.43
Dec. 30, 2005               0.00      17,794,580.42       17,794,580.42               0.00       17,794,580.42         17,794,580.42
Dec. 30, 2006               0.00       5,964,661.26        5,964,661.26               0.00        5,964,661.26          5,964,661.26
Dec. 30, 2007               0.00      18,943,769.88       18,943,769.88               0.00       18,943,769.88         18,943,769.88
Dec. 30, 2008               0.00      21,152,749.53       21,152,749.53               0.00       21,152,749.53         21,152,749.53
Jan. 2, 2009       13,124,526.04         162,695.83       13,287,221.87      13,124,526.04          162,695.83         13,287,221.87
Jan. 2, 2010                0.00      17,794,580.42       17,794,580.42               0.00       17,794,580.42         17,794,580.42
Jan. 2, 2011                0.00      17,794,580.43       17,794,580.43               0.00       17,794,580.43         17,794,580.43
Jan. 2, 2012        5,662,059.92      29,927,100.93       35,589,160.85       5,662,059.92       29,927,100.93         35,589,160.85
Jan. 2, 2013      194,042,334.20      29,509,184.29      223,551,518.49     194,042,334.20       29,509,184.29        223,551,518.49
Jan. 2, 2014        2,607,660.83      15,186,919.60       17,794,580.43       2,607,660.83       15,186,919.60         17,794,580.43
Jan. 2, 2015        2,800,132.27      14,994,448.15       17,794,580.42       2,800,132.27       14,994,448.15         17,794,580.42
Jan. 2, 2016        3,006,810.03      14,787,770.39       17,794,580.42       3,006,810.03       14,787,770.39         17,794,580.42
Jan. 2, 2017        3,228,742.68      14,565,837.74       17,794,580.42       3,228,742.68       14,565,837.74         17,794,580.42
Jan. 2, 2018        4,896,916.23      14,327,524.24       19,224,440.47       4,896,916.23       14,327,524.24         19,224,440.47


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                                                                       Form U-7D
                                                                          Page 6


                                   PCIN Hydro Trust                                           PCI Hydro Trust
Payment Date       Principal Due   Interest Payable  Net Amount Payable      Principal Due    Interest Payable    Net Amount Payable

Jan. 2, 2019        7,781,970.05      13,966,082.86       21,748,052.91       7,781,970.05       13,966,082.86         21,748,052.91
Jan. 2, 2020        8,356,357.25      13,391,695.65       21,748,052.90       8,356,357.25       13,391,695.65         21,748,052.90
Jan. 2, 2021        8,973,139.98      12,774,912.92       21,748,052.90       8,973,139.98       12,774,912.92         21,748,052.90
Jan. 2, 2022        9,635,447.45      12,112,605.46       21,748,052.91       9,635,447.45       12,112,605.46         21,748,052.91
Jan. 2, 2023       10,346,639.82      11,401,413.08       21,748,052.90      10,346,639.82       11,401,413.08         21,748,052.90
Jan. 2, 2024       11,110,325.31      10,637,727.60       21,748,052.91      11,110,325.31       10,637,727.60         21,748,052.91
Jan. 2, 2025        1,905,916.49       9,817,674.48       11,723,590.97       1,905,916.49        9,817,674.48         11,723,590.97
Jan. 2, 2026                0.00               0.00                0.00               0.00                0.00                  0.00
Jan. 2, 2027                0.00               0.00                0.00               0.00                0.00                  0.00
Jan. 2, 2028                0.00               0.00                0.00               0.00                0.00                  0.00
Jan. 2, 2029                0.00               0.00                0.00               0.00                0.00                  0.00
Jan. 2, 2030                0.00               0.00                0.00               0.00                0.00                  0.00
Jan. 2, 2031                0.00               0.00                0.00               0.00                0.00                  0.00
Jan. 2, 2032                0.00               0.00                0.00               0.00                0.00                  0.00
Jan. 2, 2033                0.00               0.00                0.00               0.00                0.00                  0.00
Jan. 2, 2034                0.00               0.00                0.00               0.00                0.00                  0.00
Jan. 2, 2035      248,869,960.02      18,369,091.75      267,239,051.77     248,869,960.02       18,369,091.75        267,239,051.77
TOTAL             549,720,789.80     353,747,027.92      903,467,817.72     549,720,789.80      353,747,027.92        903,467,817.72


         Period:   35 years

         Interest Payment Amounts:  (U.S. $707,494,055.84)





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                                                                       Form U-7D
                                                                          Page 7


                                       SIGNATURES


                                       Dated:  February 13, 2002

                                       /S/ Charlotte Paglia
                                       --------------------------------
                                       Charlotte Paglia
                                       Corporate Trust Administrator
                                       Wilmington Trust Company, not in its
                                       individual capacity, but solely as
                                       Trustee


                                       Dated:  February 13, 2002

                                       /S/ Leslie Zimberg
                                       --------------------------------
                                       Leslie Zimberg
                                       Vice President and Deputy General Counsel
                                       Potomac Capital Investment Corporation